                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                SCHEDULE 13E-3/A


                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 1)


                           PETCO ANIMAL SUPPLIES, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                           PETCO ANIMAL SUPPLIES, INC.

                                BRIAN K. DEVINE
                                 BRUCE C. HALL
                                 JAMES M. MYERS
                               WILLIAM M. WOODARD
                            BD RECAPITALIZATION CORP.
                         BD RECAPITALIZATION HOLDINGS LLC

--------------------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                    Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716016100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)



                BRIAN K. DEVINE                    JOHN  G. DANHAKL
                Chairman, President                BD Recapitalization Corp.
                and Chief Executive Officer        11111 Santa Monica Boulevard
                PETCO Animal Supplies, Inc.        Los Angeles, CA 90025
                9125 Rehco Road                    (310) 954-0444
                San Diego, California 92121
                (858) 453-7845

                Copies to:

                THOMAS A. EDWARDS, ESQ.            NICHOLAS P. SAGGESE, ESQ.
                Latham & Watkins                   Skadden, Arps, Slate, Meagher & Flom LLP
                701 "B" Street, Suite 2100         300 South Grand Avenue, Suite 3400
                San Diego, California 92101        Los Angeles, California 90071
                (619) 236-1234                     (213) 687-5000



--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                         Amount Of Filing Fee**
          $486,852,846                                      $97,371

     *For purposes of calculating the filing fee only. Determined by (1) multiplying 21,021,224 shares of common stock, par value $.0001 per share, of PETCO Animal Supplies, Inc. by $22.00 per share, and (2) adding thereto $24,385,918 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 2,524,681 options are cancelled in exchange for cash in the transaction).

     **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

     [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount previously paid     $97,371               Filing party:   PETCO Animal Supplies, Inc.
Form or registration no.:  Schedule 14A          Date filed:     June 20, 2000

                                  INTRODUCTION

         This Amendment No. 1 (this "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on June 20, 2000, is being filed by: (1) PETCO Animal Supplies, Inc., a Delaware corporation ("PETCO"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, (2) Brian K. Devine, Bruce C. Hall, James M. Myers and William
M. Woodard, each an individual, executive officer and stockholder of PETCO (such individuals collectively, the "four executives"), (3) BD Recapitalization Corp., a Delaware corporation, and (4) BD Recapitalization
 Holdings LLC, a Delaware limited liability company and sole stockholder of BD Recapitalization Corp. (PETCO, the four executives, BD Recapitalization Corp. and BD Recapitalization Holdings LLC are collectively referred to as the "Filing Persons"). Pursuant to an Agreement and Plan of Merger, dated as of May 17, 2000, BD Recapitalization Corp. will merge into PETCO.



         In the merger, each issued and outstanding share of PETCO common stock will be cancelled and automatically converted into the right to receive $22.00 in cash, without interest or any other payment thereon, with the following exceptions: 86,105 shares of PETCO common stock will be retained by the four executives and additional shares will be retained by the four executives and other PETCO employees (such individuals are referred to collectively as the "continuing stockholders"); treasury shares and shares of PETCO common stock owned by BD Recapitalization Corp. or by any of PETCO's subsidiaries will be canceled; and shares held by dissenting stockholders will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, after taking into account employee incentive options and warrants to be issued in connection with financing the merger, BD Recapitalization Holdings LLC and the continuing stockholders will own, 75% and 20%, respectively, of PETCO, on a fully diluted basis.



         Concurrently with the filing of this Schedule 13E-3, PETCO is filing Amendment No. 1 to its preliminary proxy statement pursuant to which the stockholders of PETCO will be given notice of the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.



         The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that PETCO is "controlled" by the four executives, BD Recapitalization Corp. or BD Recapitalization Holdings LLC, or that any of the four executives, BD Recapitalization Corp. or BD Recapitalization Holdings LLC is an "affiliate" of PETCO within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.


ITEM 1.  SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" of the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the section entitled "SUMMARY--The Companies" in the proxy statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "THE SPECIAL MEETING--Date; Time; Place and Record Date of the Special Meeting" in the proxy statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" in the proxy statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "DIVIDENDS" in the proxy statement is incorporated herein by reference.

(e)            PRIOR PUBLIC OFFERINGS. None.

(f) PRIOR STOCK PURCHASES. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the proxy statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.


(a)-(c)        NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES;
               BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled "SUMMARY--The Companies," "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS," "INFORMATION ABOUT GREEN AND TPG" and "DIRECTORS AND EXECUTIVE OFFICERS OF PETCO" in the proxy statement is incorporated herein by reference. During the last five years, to the best knowledge of PETCO, none of PETCO's current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws. All current PETCO directors and executive officers are U.S. citizens.


               Under a potential interpretation of the rules governing "going private" transactions, one or more of BD Recapitalization Corp.and BD Recapitalization Holdings LLC may be deemed to be an affiliate of the Company. BD Recapitalization Holdings LLC's members are Green Equity Investors III, L.P. ("GEI III"), a Delaware limited partnership, and TPG-BD, LLC ("TPG-BD"), a Delaware limited liability company.

               GEI III is a private investment fund specializing in organizing, structuring and sponsoring going private transactions and recapitalizations of established public and private companies. GEI Capital III, LLC ("GEI Capital III"), a Delaware limited liability company is, and its principal business is being, the sole general partner of GEI III. GEI III is an affiliate of Leonard Green & Partners, L.P. ("Green"), a Delaware limited partnership. Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick, Peter J. Nolan and Jonathan A. Seiffer may be deemed to control GEI Capital III and Green. We refer to these individuals, GEI III, GEI Capital III and Green as the "Green Parties." The principal place of business of the Green Parties is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The principal telephone number of Green Equity, GEI Capital III and Green is (310) 954-0444.

               Mr. Green is a founding partner of Green, which he formed in 1989. Mr. Green is the Senior Manager of GEI Capital III. Mr. Green is a citizen of the United States.

               Mr. Sokoloff has been a partner of Green since 1990. Mr. Sokoloff is a Manager of GEI Capital III. Mr. Sokoloff is a citizen of the United States.

               Mr. Danhakl has been a partner of Green since 1995. Mr. Danhakl is a Manager of GEI Capital III. Mr. Danhakl has served as the sole Director and the President of BD Recapitalization Corp. since its formation. Mr. Danhakl has served as the President of BD Recapitalization Holdings LLC since its formation. Mr. Danhakl is a citizen of the United States.

               Mr. Annick has been a partner of Green since 1994. Mr. Annick is a Manager of GEI Capital III. Mr. Annick is a citizen of the United States.

               Mr. Nolan has been a partner of Green since April 1997. Mr. Nolan is a Manager of GEI Capital III. Prior to joining Green, Mr. Nolan was a Managing Director and the Co-Head of Donaldson, Lufkin & Jenrette's Los Angeles Investment Banking Division. Mr. Nolan is a citizen of the United States.

               Mr. Seiffer has been a partner of Green since January 1999. Mr. Seiffer is a Manager of GEI Capital III. Prior to becoming a partner, Mr. Seiffer had been a Vice President at Green since 1997 and an Associate at Green since 1994. Mr. Seiffer is a citizen of the United States.

               John M. Baumer has been a Vice President at Green since May 1999. Mr. Baumer has served as a Vice President and as the Secretary of BD Recapitalization Corp. since its formation. Mr. Baumer has served as an Executive Vice President and the Secretary of BD Recapitalization Holdings LLC since its formation. Mr. Baumer is a citizen of the United States.

               TPG-BD was formed solely for purposes of making an investment in BD Recapitalization Holdings LLC. TPG-BD is controlled by TPG Partners III. TPG III is a private investment fund that pursues public and private investment opportunities through a variety of methods, including leveraged buyouts, joint ventures, restructurings, bankruptcies and strategic public securities investments. TPG GenPar III, L.P. ("TPG GenPar"), a Delaware limited partnership is, and its principal business is being, the sole general partner of TPG III and other affiliated private investment funds. TPG Advisors III, Inc. ("TPG Advisors") is a Delaware corporation, the principal business of which is to serve as the general partner of TPG GenPar. David Bonderman, James G. Coulter and William S. Price III may be deemed to control TPG Advisors. We refer to these individuals, TPG-BD, TPG III, TPG GenPar and TPG Advisors as the "TPG Parties." The principal place of business of TPG-BD, TPG III, TPG GenPar and TPG Advisors is 301 Main Street, Suite 3330, Fort Worth, Texas 76102. The principal telephone number of TPG-BD, TPG III, TPG GenPar and TPG Advisors is (817) 871-4000.

               Mr. Bonderman is a Director and the President of TPG Advisors. Mr. Bonderman has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas, 76102. Mr. Bonderman's principal occupation is as Director and the President of TPG Advisors and affiliated entities. Mr. Bonderman is a citizen of the United States.

               Mr. Coulter is a Director and Executive Vice President of TPG Advisors. Mr. Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a Director and Executive Vice President of TPG Advisors and affiliated entities. Mr. Coulter is a citizen of the United States.

               Mr. Price is a Director and Executive Vice President of TPG Advisors. Mr. Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a Director and Executive Vice President of TPG Advisors and affiliated entities. Mr. Price is a citizen of the United States.

               Mr. Richard Schifter is a Vice President of TPG Advisors. Mr. Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors and affiliated entities. Mr. Schifter is a citizen of the United States.

               Mr. James O'Brien is a Vice President and the Treasurer of TPG Advisors. Mr. O'Brien has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of TPG Advisors and affiliated entities. Mr. O'Brien is a citizen of the United States.

               Mr. Richard Ekleberry is a Vice President and the Secretary of TPG Advisors. Mr. Ekleberry has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of TPG Advisors III and affiliated entities. Mr. Ekleberry is a citizen of the United States.

               Mr. Thomas Reinhart is a Vice President of TPG Advisors. Mr. Reinhart has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Mr. Reinhart's principal occupation is as a Vice President of TPG Advisors and affiliated entities. Mr. Reinhart is a citizen of the United States.

               Mr. Jeffrey Shaw is a Vice President of TPG Advisors. Mr. Shaw has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Mr. Shaw's principal occupation is as a Vice President of TPG Advisors and affiliated entities. Mr. Shaw is a citizen of the United States.

               Mr. Jonathan Coslet is a Vice President of TPG Advisors. Mr. Coslet has his business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Mr. Coslet's principal occupation is as a Vice President of TPG Advisors and affiliated entities. Mr. Coslet is a citizen of the United States.

               Ms. Linda Rogenski is an Assistant Secretary of TPG Advisors. Ms. Rogenski has her business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Ms. Rogenski's principal occupation is as an Assistant Secretary of TPG Advisors and affiliated entities. Ms. Rogenski is a citizen of the United States.

               Ms. S. Michelle Reese is an Assistant Secretary of TPG Advisors. Ms. Reese has her business address at 201 Main Street, Suite 2420, Forth Worth, Texas 76102. Ms. Reese's principal occupation is as an Assistant Secretary of TPG Advisors and affiliated entities. Ms. Reese is a citizen of the United States.

               During the last five years, neither BD Recapitalization Corp. or BD Recapitalization Holdings LLC, and to the best knowledge of BD Recapitalization Corp. and BD Recapitalization Holdings LLC, respectively, none of the Green Parties, the TPG Parties, Richard Schifter, James O'Brien, Richard Ekleberry, Thomas Reinhart, Jeffrey Shaw, Jonathan Coslet, Linda Rogenski and S. Michelle Reese has been convicted in a criminal proceeding (excluding, in the case of individuals, traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.        TERMS OF THE TRANSACTION.

(a) (1)        TENDER OFFERS.  Not applicable.

(a) (2 )(i)    TRANSACTION DESCRIPTION. The information contained in the
               sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"
               "SUMMARY" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.


(a) (2) (ii)   CONSIDERATION. The information contained in the sections entitled
               "THE MERGER AGREEMENT--Merger Consideration" and "--Treatment of Options" in the proxy statement is incorporated herein by reference.



(a) (2) (iii)  REASONS FOR TRANSACTION. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.


(a) (2) (iv)   VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.


(a) (2) (v)    DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled " THE MERGER AGREEMENT--Merger
               Consideration," "--Treatment of Options," "SPECIAL
               FACTORS--Interests of PETCO Directors and Officers in the Merger" and "--Effects of the Merger" in the proxy statement is incorporated herein by reference.



(a) (2) (vi)   ACCOUNTING TREATMENT. The information contained in the sections entitled "SPECIAL FACTORS--Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.



(a) (2) (vii)  INCOME TAX CONSEQUENCES. The information contained in the section entitled "SPECIAL FACTORS--Material Federal Income Tax Consequences to Stockholders" in the proxy statement is incorporated herein by reference.



(c) DIFFERENT TERMS. The information contained in the section entitled "SPECIAL FACTORS--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.



(d) APPRAISAL RIGHTS. The information contained in the section entitled "SPECIAL FACTORS--Dissenters' Rights of Appraisal" in the proxy statement is incorporated herein by reference.


(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. PETCO has made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of PETCO or to obtain counsel or appraisal services at the expense of PETCO.

(f)            ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)            TRANSACTIONS. None.


(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger, " "--Purpose and Structure of the Merger" and "--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.



(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Interests of PETCO Directors and Officers in the Merger," "--Effects of the Merger," "THE MERGER AGREEMENT" and "RIGHTS AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


(b) USE OF SECURITIES ACQUIRED. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Effects of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.



(c) PLANS. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Purpose and Structure of the Merger," "--Effects of the Merger," "--Interests of PETCO Directors and Officers in the Merger" and "DIVIDENDS" in the proxy statement is incorporated herein by reference.


ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


(a), (c) PURPOSES; REASONS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.



(b) ALTERNATIVES. The information contained in the sections entitled "SUMMARY--What Happens if PETCO Receives a Better Offer," "SPECIAL FACTORS--Background of the Merger" and "--Risk that the Merger will not be Completed" in the proxy statement is incorporated herein by reference.



(d) EFFECTS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS --PURPOSE AND STRUCTURE OF THE MERGER," "--Effects of the Merger," "--Interests of PETCO Directors and Officers in the Merger," "--Accounting Treatment of the Merger," "--Material Federal Income Tax Consequences to Stockholders," "--Dissenters' Rights of Appraisal," "THE MERGER AGREEMENT," "RIGHTS AGREEMENT" and "FEES AND EXPENSES," in the proxy statement is incorporated herein by reference.


ITEM 8.        FAIRNESS OF THE TRANSACTION.


(a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--Voting Information," "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Committee" in the proxy statement and Appendix B, "Opinion of Donaldson, Lufkin & Jenrette Securities Corporation" is incorporated herein by reference.


(c) APPROVAL OF SECURITY HOLDERS. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.


(d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.



(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.



(f) OTHER OFFERS. None. The information contained in the sections entitled "THE MERGER--Background of the Merger" and "--Recommendations of the Special Committee, Fairness of the Merger" in the proxy statement is incorporated herein by reference.


ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


(a)-(c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement and Appendix B, "Opinion of Donaldson, Lufkin & Jenrette Securities Corporation" is incorporated herein by reference.


ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


(a), (b), (d)  SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section entitled "SPECIAL FACTORS--Financing for the Merger" in the proxy statement is incorporated herein by reference. PETCO has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c) EXPENSES. The information contained in the sections entitled "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.

ITEM 11.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


(a) SECURITIES OWNERSHIP. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS" in the proxy statement is incorporated herein by reference.



(b)            SECURITIES TRANSACTIONS. Not applicable.


ITEM 12.       THE SOLICITATION OR RECOMMENDATION.


(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL
               MEETING--Voting Information" and "SPECIAL FACTORS--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.



(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--
               Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.


ITEM 13.       FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA" in the proxy statement is incorporated herein by reference.

(b)            PRO FORMA INFORMATION. Not applicable.

ITEM 14.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.


(a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "THE SPECIAL MEETING--Solicitation; Revocation and Use of Proxies" and "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.


ITEM 15.       ADDITIONAL INFORMATION.


(b) OTHER MATERIAL INFORMATION. The information contained in the sections entitled "SUMMARY--Litigation Related to the Merger" and "SPECIAL FACTORS--Litigation" in the proxy statement is incorporated herein by reference. As a result of the proposed merger, PETCO, its directors and one of its officers have been named as defendants in the following lawsuits:


               - Great Neck Capital Appreciation, L.P. v. Brian K. Devine et al., Delaware Chancery Court, New Castle County C.A. No. 18057-NC; filed May 18, 2000.

               - Jerry Krim v. Petco Animal Supplies, Inc. et al., San Diego Superior Court Case No. GIC 748422; filed May 18, 2000.

               - William J. Neiman v. Brian K. Devine et al., Delaware Chancery Court, New Castle County C.A. No. 18058-NC; filed May 18, 2000.

               - Madeline Peterson v. Petco Animal Supplies, Inc., et al., San Diego Superior Court Case No. GIC 748499, filed May 19, 2000.

               - Scott Sewart v. Petco Animal Supplies Inc., et al., San Diego Superior Court Case No. GIC 748424; filed May 18, 2000.

               - William Steiner v. Brian K. Devine et al., Delaware Chancery Court, Newcastle County C.A. No. 18056-NC; filed May 18, 2000.

ITEM 16.       EXHIBITS.


(a) Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2000 (incorporated herein by reference to the proxy statement).

(b)(1)* Commitment letter from Trust Company of the West to Leonard Green & Partners, L.P. and Texas Pacific Group, dated May 16, 2000.



(b)(2)* Commitment letter from Green Equity Investors III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.



(b)(3)* Commitment letter from Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, N.A. to Green Equity Investors III, L.P. and TPG Partners III, L.P., dated May 17, 2000.



(b)(4)* Commitment letter from TPG Partners III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.


(c) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (incorporated herein by reference to Appendix B of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated May 17, 2000, by and between PETCO Animal Supplies, Inc. and BD Recapitalization Corp. (incorporated herein by reference to Appendix A of the proxy statement).


(d)(2)* Voting Agreement, dated as of May 17, 2000, by and between BD Recapitalization Holdings LLC and the stockholders signatory thereto.



(d)(3) Rights Agreement, dated as of September 14, 1998, by and between PETCO Animal Supplies, Inc. and American Stock Transfer and Trust Company, as rights agent (incorporated by reference to PETCO's Report on Form 8-K filed September 22, 1998).



d(4) Amendment, dated as of May 17, 2000, to the Rights Agreement, dated as of September 14, 1998, by and between PETCO Animal Supplies, Inc. and American Stock Transfer and Trust Company, as rights agent (incorporated by reference to PETCO's Report on Form 8-K filed May 19, 2000).


(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).

(g)            Not applicable.


*Previously filed as an exhibit to the Schedule 13E-3 filed by PETCO on June 20, 2000, and incorporated by reference herein.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 2000

                                    PETCO Animal Supplies, Inc.


                                    By     /s/ JAMES M. MYERS
                                      ----------------------------------------
                                      Name:    James M. Myers
                                      Title:   Senior Vice President and Chief
                                               Financial Officer


                                    By     /s/ BRIAN K. DEVINE
                                      ----------------------------------------
                                               Brian K. Devine


                                    By     /s/ BRUCE C. HALL
                                      ----------------------------------------
                                               Bruce C. Hall


                                    By     /s/ JAMES M. MYERS
                                      ----------------------------------------
                                               James M. Myers


                                    By     /s/ WILLIAM M. WOODARD
                                      ----------------------------------------
                                               William M. Woodard


                                    BD Recapitalization Corp.

                                    By     /s/ JOHN G. DANHAKL
                                      ----------------------------------------
                                      Name:    John G. Danhakl
                                      Title:   President


                                    BD Recapitalization Holdings LLC

                                    By     /s/ JOHN G. DANHAKL
                                      ----------------------------------------
                                      Name:    John G. Danhakl
                                      Title:   President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION


(a) Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2000 (incorporated herein by reference to the proxy statement).



(b)(1)* Commitment letter from Trust Company of the West to Leonard Green & Partners, L.P. and Texas Pacific Group, dated May 16, 2000.



(b)(2)* Commitment letter from Green Equity Investors III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.



(b)(3)* Commitment letter from Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, N.A. to Green Equity Investors III, L.P. and TPG Partners III, L.P., dated May 17, 2000.




(b)(4)* Commitment letter from TPG Partners III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.


(c) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (incorporated herein by reference to Appendix B of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated May 17, 2000, by and between PETCO Animal Supplies, Inc. and BD Recapitalization Corp. (incorporated herein by reference to Appendix A of the proxy statement).


(d)(2)* Voting Agreement, dated as of May 17, 2000, by and between BD Recapitalization Holdings LLC and the stockholders signatory thereto.



(d)(3) Rights Agreement, dated as of September 14, 1998, by and between PETCO Animal Supplies, Inc. and American Stock Transfer and Trust Company, as rights agent (incorporated by reference to PETCO's Report on Form 8-K filed September 22, 1998).



d(4) Amendment, dated as of May 17, 2000, to the Rights Agreement, dated as of September 14, 1998, by and between PETCO Animal Supplies, Inc. and American Stock Transfer and Trust Company, as rights agent (incorporated by reference to PETCO's Report on Form 8-K filed May 19,
         2000).


(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).

(g)      Not applicable.


*Previously filed as an exhibit to the Schedule 13E-3 filed by PETCO on June 20, 2000, and incorporated by reference herein.